Filed pursuant to 424(b)(3)

Registration Statement No. 333-277190

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated April 3, 2024)

Microbot Medical Inc.

1,005,965 Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated April 3, 2024, as supplemented (the “Prospectus”), relating to the resale of up to 1,005,965 shares of our common stock, $0.01 par value per share, representing shares held by the selling stockholders named in the Prospectus, including their transferees, pledgees, donees or successors.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information reported by us with the Securities and Exchange Commission. Accordingly, we have included such information in this Prospectus Supplement below. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our common stock is listed on The Nasdaq Capital Market under the symbol “MBOT”. On July 8, 2024, the closing price of our common stock was $1.08.

Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 11 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 9, 2024

At The Market Offering Agreement

We entered into an amendment, dated July 1, 2024, to our At The Market Offering Agreement with H.C. Wainwright & Co., LLC dated June 10, 2021, relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $4,819,905 from time to time through Wainwright, acting as sales agent.

FDA Approval to Proceed with Pivotal Human Clinical Trial

On June 3, 2024, we announced that we have received the U.S. Food and Drug Administration’s approval to proceed with our pivotal human clinical trial as part of our Investigational Device Exemption (“IDE”) application for our LIBERTY® Endovascular Robotic Surgical System. Brigham and Women’s Hospital, Boston, Massachusetts, and Baptist Hospital of Miami, which includes Miami Cardiac & Vascular Institute and Miami Cancer Institute, are participating as clinical trial sites for the pivotal human clinical trial.

The Company completed the first procedure in a patient utilizing its LIBERTY® Endovascular Robotic Surgical System at each of Brigham and Women’s Hospital and Baptist Hospital of Miami.

We are in the process of engaging additional leading centers to participate in the trial. In parallel to commencing the pivotal human clinical trial, we are completing our biocompatibility tests as required by its IDE application.

CE Mark

On October 24, 2023, we announced that we received confirmation for the commencement of the process to support our future CE Mark approval, and to ultimately allow us to market the LIBERTY® Endovascular Robotic Surgical System in Europe as well as other regions who accept the CE Mark. We had previously taken the first step to advance our European program by engaging with a leading Notified Body. As a result, we recently completed our on-site audits for ISO 13485 certification to ensure compliance of the Quality Management System (QMS) requirements, and the results are being reviewed by the Notified Body.

We currently anticipate receiving 510(k) clearance from the US Food & Drug Administration in the first half of 2025, and CE Mark approval in the second half of 2025. However, we can give no assurance that we will meet either or both of these projected milestones, if ever.

Registered Direct Offering and Concurrent Private Placement

On June 3, 2024, we entered into securities purchase agreements with institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering priced at-the-market under the rules of The Nasdaq Stock Market, an aggregate of 1,566,669 shares of our common stock at an offering price of $1.50 per share. In a concurrent private placement, we agreed to issue to the investors Series F preferred investment options to purchase up to 3,133,338 shares of our common stock at an exercise price of $1.50 per share. Each Series F preferred investment option is exercisable immediately and will expire two years from the initial exercise date. The offerings closed on June 4, 2024, and we raised approximately $2.35 million in aggregate gross proceeds from such offerings, before deducting placement agent fees and expenses and related offering expenses.

We also issued at closing to the placement agent or its designees, warrants to purchase 78,333 shares of our common stock, which are exercisable immediately, expire two years from issuance, and have an exercise price of $1.875 per share.

Intellectual Property

Microbot currently holds an intellectual property portfolio of 13 patents issued/allowed and 60 patent applications pending worldwide. Microbot also holds 10 design patents issued/allowed and 5 design patents pending worldwide. It also has registered trademarks in Israel, Europe, UK and the U.S. relating to the LIBERTY® Endovascular Robotic Surgical System, and also has trademarks relating to its proprietary Microbot Medical wordmark and logo registered in Israel, Europe, and UK, and pending in the U.S., in addition to having registered trademarks for the “One & Done” wordmark in Israel, Europe, the U.S., UK, and Japan. Microbot also has a registered trademark in the U.S. for the NovaCross trademark.